UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

3 April 2006
Number 07/06

BHP BILLITON SUCCESSFULLY COMPLETES A$2.25 BILLION
(US$1.6 BILLION) OFF-MARKET SHARE BUY-BACK

BHP Billiton today announced the successful completion of its off-market buy-back of 96.0 million BHP Billiton Limited shares, which comprises the first stage of its US$2 billion capital management programme. Due to the strong demand available at an attractive price, BHP Billiton increased the buy-back to A$2.25 billion (US$1.6 billion), representing 1.6% of the issued share capital of the BHP Billiton Group and 2.7% of BHP Billiton Limited.

The final price for the buy-back has been set at A$23.45 per share, representing a discount of 14% to the volume weighted average price (VWAP) of BHP Billiton Limited shares over the 5 trading days up to and including the closing date of the buy-back(1). This significant discount to market ensures the buy-back is in the best interests of BHP Billiton and all of its shareholders, regardless of their location, tax status or participation in the buy-back. The closing price for BHP Billiton Limited and the opening price for BHP Billiton Plc on 31 March 2006 were A$28.00 and 10.67 pounds(2), respectively.

BHP Billiton's Chief Financial Officer, Alex Vanselow, said "the successful execution of the off-market buy-back provides an optimal means for maximising economic value for all of our shareholders. Shareholders in both BHP Billiton Limited and BHP Billiton Plc will benefit from the enhanced value of the remaining shares through the increased earnings, cash flow and return on equity attributable to each share."

"We are pleased with the strong support that we have received from shareholders, which has enabled us to significantly increase the size of the buy-back to A$2.25 billion from the previously announced A$1.5 billion target. It is intended that the balance of US$0.4 billion will be returned to our shareholders via on-market purchases, most likely of BHP Billiton Plc shares. The Board of BHP Billiton believes that this US$2 billion capital management initiative, which is in addition to the 3 US cents per share increase in the interim dividend, demonstrates our continued commitment to capital discipline as well as our confidence in the Company's outlook and strong cash generative capabilities," Mr Vanselow said.

Due to the very strong demand for the buy-back, a scale back of tenders is required. Shareholders who tendered their shares at a 14% discount and/or as final price tenders, will have a priority allocation of 200 shares bought back before the scale back is applied. As a result of the 63.47% scale back, successful shareholders will have 36.53% of their shares tendered in excess of the priority allocation bought back. No tenders were excluded on the basis of a minimum price condition.

To ensure that registered shareholders with small holdings are not disadvantaged, the scale back has been structured so that successful shareholders who tendered all of their shares at a 14% tender discount and/or as a final price tender and who would be left with 80 shares or less as a result of the priority allocation and scale back, will have all of their shares bought back in full.

For shareholders who have successfully tendered their shares, A$21.35 of the buy-back price is treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the deemed capital proceeds are A$5.96, being the A$2.10 capital component plus A$3.86, being the excess of the Tax Value(3) over the buy-back price.

Payments to bank accounts and dispatch of cheques for shares bought back are expected to be completed by Monday, 10 April 2006. Shares that have been tendered into the buy-back but not bought back are expected to be released to shareholders during Monday, 3 April 2006.

Shareholders who have any enquiries in relation to their tenders may contact the BHP Billiton buy-back enquiry line on 1300 781 469 within Australia or +61 3 9415 4254 if calling from outside of Australia.

(1) BHP Billiton Limited's cumulative VWAP for the 5 trading days up to and including 31 March 2006 was A$27.2665.

(2) Equivalent to A$25.87 at an exchange rate of A$2.4244 = GBP 1.00.

(3) The Tax Value of A$27.31 was calculated as A$24.42 adjusted by the movement in the BHP Billiton Plc share price from the close of trading in London on 14 February 2006 to the opening of trading in London on 31 March 2006, as agreed with the Australian Taxation Office.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4040 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 3 April 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary